May 2, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Real Estate Restoration and Rental, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 7, 2011
File No. 333-169928

Dear Mr. Kluck,

We represent Real Estate Restoration and Rental, Inc. (“Real Estate Restoration” or, the “Company,” “we,” “us,” or “our”).  By letter dated April 26, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on April 7, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition…, page 16

Plan of Operations, page 16

1.
We note you indicate that you have not entered into any contracts to provide renovation and management services and that you also have not identified any real estate developers or hedge funds.  Given that your Company was established in December 2009 to provide renovation and management services, please tell us how likely it is that you will have three vacation homes under management and available for rent during May to August 2011.  Please amend your Plan of Operations as necessary.

Response: The Company has updated its Plan of Operations to indicate that management has had meetings with potential partners; however, the majority of management’s time has been focused on our Registration Statement which has slowed its business progress. Therefore, the Company has included disclosure indicating it that it is unlikely to have vacation homes under management until August 2011.

2.	We note your licensing agreement with Madison Energy Group that allows you to sell Frigitek products. Please update your disclosure to indicate if you have sold any Frigitek products.

Response: The Company has updated the disclosure to indicate3 that no Frigitek products have been sold to date.

3.
We note you indicate if it becomes necessary to raise additional capital you may approach one or more of your property management services clients to establish strategic funding partnerships. Please revise to clarify.

Response: The Company has revised the disclosure to indicate that if additional capital is required, the Company may conduct a private offering of its common stock and may approach some current or prospective property management clients to participate. However,  at this time the Company has no definitive plans to conduct a private placement of common stock.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
      Gregg E. Jaclin